                                 FORM 11-K


( X )          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended        December 31, 1993
                           -----------------------------------

                                    OR

(   )          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ------------- to ------------

Commission file number    1-2516
                       ------------

          A. Full title of the plan and the address of the plan, if different from that of issuer named below:

               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             MONSANTO COMPANY
                       800 North Lindbergh Boulevard
                         St. Louis, Missouri 63167

               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

             FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                FOR THE PLAN YEAR ENDED DECEMBER 31, 1993

                                   AND

                       INDEPENDENT AUDITORS' OPINION

INDEPENDENT AUDITORS' OPINION
- - -----------------------------

To the Employee Benefits Plans Committee of the Monsanto Company
Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Monsanto Company Savings and Investment Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits by fund and in total for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits by fund and in total for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1993 financial statements taken as a whole.



    DELOITTE & TOUCHE
    Deloitte & Touche
St. Louis, Missouri
June 27, 1994

               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN


             Financial Statements and Supplemental Schedules
             -----------------------------------------------


                            Table of Contents
                            -----------------


Financial Statements:

          Statement of Net Assets Available for Benefits - As of
             December 31, 1993 and 1992

          Statement of Changes in Net Assets Available for Benefits -
             For the Year Ended December 31, 1993

          Notes to Financial Statements


Supplemental Schedules:

          1 Item 27a - Assets Held for Investment - December 31, 1993

          2 Item 27a - Schedule of Assets Held for Investment Acquired and
                       Disposed of Within the Plan Year Ended December 31, 1993

          5 Item 27d - Schedule of Reportable Transactions - For the Year Ended
                       December 31, 1993


          The Supplemental Schedules 3 and 4 are omitted because of the absence of the conditions under which they are required.

               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                     As of December 31, 1993 and 1992
                          (Dollars in Thousands)


                                                  1993             1992
                                               ----------       ----------
Cash                                           $        0       $       45

Temporary Investments                               8,189            6,239

Receivables                                         4,118            2,569
Loans to Participants                              39,362           43,454

Investments:
    Preferred Stock                                 3,258            1,863
    Common Stock - Monsanto Company               788,730          643,881
    Common Stock - Other                          177,387          141,450
    Dodge and Cox Mutual Fund                      36,946           17,818
    Investment Contracts - Fixed Interest         832,977          769,734
                                               ----------       ----------
Total Assets                                    1,890,967        1,627,053
                                               ----------       ----------

ESOP Debt                                         230,000          240,000
Other Liabilities                                   1,846            2,775
                                               ----------       ----------
Total Liabilities                                 231,846          242,775
                                               ----------       ----------

Net Assets Available for Benefits              $1,659,121       $1,384,278
                                               ==========       ==========


The above statement should be read in conjunction with the accompanying
Notes to Financial Statements.

                                      MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          For the Year Ended December 31, 1993
                                                 (Dollars in Thousands)
                                                                               Monsanto
                                    Fixed                                       Common
                                   Income         Equity         Balanced        Stock          Loan
                                    Fund           Fund            Fund          Fund           Fund          Total
                                  --------       --------        -------       --------       --------     ----------
Contributions:
  Employer                                                                     $ 25,384                    $   25,384
  Employees                       $ 35,300       $ 16,128        $ 3,610            858                        55,896
                                  --------       --------        -------       --------                    ----------
                                    35,300         16,128          3,610         26,242                        81,280

Investment Income:
  Interest                          66,793            150             39            206                        67,188
  Dividends:
    Monsanto Company                                                             25,299                        25,299
    Other                                           3,370          1,698                                        5,068
  Net Change in Fair Value
      of Investments:
    Monsanto Company
      Common Stock                                                              180,192                       180,192
    Other Investments                              17,588          1,599                                       19,187

Interest Income on Loans
      to Participants                                                                         $  3,317          3,317

Interest Expense on ESOP Debt                                                   (17,834)                      (17,834)

Transfers Between Funds:
  Loans to Participants            (11,512)        (3,783)          (489)           (92)        15,876              0
  Loan Repayments                   11,472          4,316            644            124        (16,556)             0
  Loan Interest                      2,312            870            110             25         (3,317)             0
  Other Transfers                   17,761         12,362         15,202        (45,325)                            0

Rollover from Chevron                  546            587            218            227                         1,578

Withdrawals                        (51,023)        (9,615)          (822)       (25,560)        (3,412)       (90,432)
                                  --------       --------        -------       --------       --------     ----------
Increase (Decrease) in
  Net Assets                        71,649         41,973         21,809        143,504         (4,092)       274,843

Net Assets Available for
Benefits at Beginning of Year      768,409        147,503         17,688        407,224         43,454      1,384,278
                                  --------       --------        -------       --------       --------     ----------

Net Assets Available for
Benefits at End of Year           $840,058       $189,476        $39,497       $550,728       $ 39,362     $1,659,121
                                  ========       ========        =======       ========       ========     ==========

The above statement should be read in conjunction with the accompanying
Notes to Financial Statements.

          MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

                 NOTES TO FINANCIAL STATEMENTS
                        December 31, 1993
                     (Dollars in Thousands)

1.   Summary of Significant Accounting Policies
     ------------------------------------------
     The accompanying financial statements of the Monsanto Company Savings and Investment Plan (the Plan) have been prepared on the accrual basis.

     Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at cost plus accrued interest.

     Investments, other than guaranteed investment contracts, are stated at fair values, which generally are determined by quoted market prices.

     In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefits Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. Such amounts as of December 31, 1992 have been reclassified to net assets available for benefits. As of December 31, 1993 and 1992, benefits of $13,257 and $5,780, respectively, were due to participants who have withdrawn from participation in the Plan.

2.   Information Regarding the Plan
     ------------------------------
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant.

     An employee must complete one year of service to be eligible to participate in the Plan. The cost of plan administration is borne by the Company, the Plan sponsor. Effective April 1, 1993, the trustee of the Plan changed from Mellon Bank, N.A. to The Northern Trust Company.

     The Plan provides for voluntary employee contributions generally ranging from 1 1/2% to 15% of an employee's base pay. Employees have an option to participate in the Retirement Income Deferral Account (RIDA) or the Regular Savings and Investment Account (Regular SIP). Subject to Internal Revenue discrimination tests, contributions may be all RIDA, all Regular SIP, or a combination of both. Employee contributions to the Plan may be invested in 10% increments in a fixed income fund, an equity fund, a balanced fund consisting of both fixed and equity securities or a Monsanto common stock fund. Employees may also purchase U.S. Savings Bonds under the Regular SIP option.

     The fixed income fund currently purchases guaranteed investment contracts with various insurance companies to provide participants the issuers' commitment to repay principal plus resultant earnings. The following summarizes the guaranteed investment contracts:

                                                          (Dollars in Thousands)
                                                               December 31,
   Guaranteed Investment Contracts                           1993       1992
   -------------------------------                           ----       ----
   Aetna Life Insurance Company:
     9.60% Group Annuity Contract matures June 1995        $ 82,230   $ 72,028
     9.16% Group Annuity Contract matures Dec. 1993          75,210     68,899

   Allstate Life Insurance Company
     8.52% Group Annuity Contract matures June 1996          73,591     67,813

   Equitable Life Assurance Company
     12.50% Group Annuity Contract matured June 1993                   149,474

   Commonwealth Life Insurance Company
     3.03% Synthetic Guaranteed Investment Contract          37,400

   Metropolitan Life Insurance Company
     5.94% - 6.30% Separate Account Contract                219,584     92,170

   Provident National Assurance Company
     10.15% Group Annuity Contract matures June 1994         91,255     82,846

   Prudential Insurance Company of America:
      7.08% - 7.42% Separate Account Contract                90,588     84,331
      9.51% Group Annuity Contract matures Dec. 1995         78,333     71,530
      9.20% Group Annuity Contract matures Dec. 1994         84,786     77,643
                                                           --------   --------

                       Total                               $832,977   $769,734
                                                           ========   ========

     The rate of return for the synthetic and separate account guaranteed investment contracts floats with the return on the underlying assets. Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

     The Plan expects to hold these guaranteed investment contracts to maturity and, accordingly, these investments are valued at cost plus accrued interest. The total estimated December 31, 1993, fair value of guaranteed investment contracts was $869 million. Fair values are estimated using appropriate valuation techniques based on information available as of December 31, 1993. The fair value estimates are not necessarily indicative of values the Plan could realize in the current market.

     The chairman and chief executive officer of Monsanto Company is a member of the board of directors of Metropolitan Life
     Insurance Company (Metropolitan). The fair value of the Metropolitan separate account contract approximated its recorded value at December 31, 1993.

     The RIDA option allows participants to elect to make before-tax contributions from gross pay before income taxes are deducted. RIDA contributions generally cannot be withdrawn by the participants until age 59 1/2, retirement, disability, death or termination of employment. Contributions to Regular SIP are made from participants' pay after income taxes are deducted. Withdrawal of Regular SIP employee contributions can be made with no penalty except when the employee has been employed less than five years, in which case matched employee contributions received during the last 24 months cannot be withdrawn without a three-month suspension from the benefit of the employer matching of funds. Upon completing five years of SIP participation, and every ten years after that, a SIP participant can elect a periodic withdrawal of up to 100% of the balance in his Regular SIP account (and, if he has reached age 59 1/2, his RIDA account). Unlike a withdrawal, there are no penalties for a periodic withdrawal.
     The participant can elect not to take a periodic withdrawal.

     Employee contributions to the Plan, up to a maximum of 7% of base pay, generally are matched 60% by Monsanto Company (the Employer). Employer contributions and related earnings are invested solely in Monsanto Company common stock. In part this is accomplished through an Employee Stock Ownership Plan (ESOP) feature added to the Plan in October 1991. Company contributions and dividends, excluding those received during the last 24 months, may be withdrawn by a participant with a three-month suspension from the benefit of the employer matching of funds.

     In 1991, in connection with the ESOP component, the Plan issued $100 million in amortizing notes and $100 million in amortizing debentures both guaranteed by Monsanto Company and borrowed $50 million from Monsanto Company. In January 1992, the proceeds from the borrowings were used to purchase approximately 3.7 million shares of Monsanto Company common stock from the Company at the average price of $67 per share. This stock is released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid. In 1993, 211,156 shares with a fair market of $14.2 million were released for allocation to participant accounts.
     At December 31, 1993, 3,300,175 shares were unallocated.

     The Plan obtains funds to repay the ESOP borrowings primarily through Company contributions and dividends paid on unallocated Monsanto Company common stock. Of the total debt outstanding, $80 million of amortizing notes bear a fixed interest rate of 7.09% per annum and mature in 2000, $100 million of amortizing notes bear a fixed interest rate of 8.13% per annum and mature in 2006. In addition, the $50 million promissory note to Monsanto Company bears a fixed interest rate of 7% per annum and matures in 2021, but can be paid sooner. Interest on the ESOP borrowing is payable semiannually on June 15 and December 15. Maturities on the debt are $10 million annually for the period 1994-1996 and $12 million for the period 1997-1998. The estimated December 31, 1993, fair value of the ESOP borrowings was $245 million. Fair values are based on quoted market prices and estimates obtained from brokers. The fair value estimates are not necessarily indicative of values the Plan could realize in the market.

     Active participants who are at least age 55 and are fully vested may elect to have part of the employer portion of the Monsanto Common Stock Fund sold and the proceeds invested in the fixed income, equity or balanced fund. Each year, participants between ages
     55 and 60 may transfer the sale proceeds of up to 25% of the number of shares in their employer portion of the Monsanto Common Stock Fund (in 5% increments).
     Beginning at age 60, participants may transfer up to 50% (in 5% increments) per year.

     Most Plan participants can obtain loans from their accounts. A participant can borrow up to 100% of his fixed income and 85% of his equity, balanced, and employee stock accounts up to the legal limit of 50% of the total vested balance (including Monsanto Company common stock), but not more than $50,000 minus the excess of the participant's highest outstanding loan balance during the last 12 months over the participant's outstanding loan balance on the date the loan is made. In no event may required repayments of principal and interest exceed 20% of the participant's base pay during the repayment period. The minimum loan is $1,000.

     Participants may change the amounts of their contributions and transfer their contributions among the fixed income, equity, and balanced funds and the employee portion of the Monsanto Common Stock Fund. Employer contributions vest and become non-forfeitable at the rate of 20% per year of service, such that employer contributions are 100% vested after five years of service.

3.   Information Regarding Tax Status
     --------------------------------
     The Employer has received determination letters from the Internal Revenue Service to the effect that the Plan is qualified for federal income tax purposes under Section 401(a) of the Internal Revenue Code.

4.   Priorities Upon Termination of the Plan
     ---------------------------------------
     If the Plan is terminated, all participants' account balances will immediately be fully vested and all participants would then be entitled to a full distribution of their account balances as more fully described and set forth in the Plan document.

5.   Funding Policy
     --------------
     Employee contributions and applicable matching Employer contribution amounts, as described in Note 2, are paid monthly to the Plan trustee.

6.   Party-in-Interest Investments and Transactions
     ----------------------------------------------
     There were no prohibited party-in-interest transactions during the Plan year ended December 31, 1993.

7.   Rollover from Chevron
     ---------------------
     In May 1993, Monsanto Company purchased the assets of the Ortho Consumer Products Division of Chevron Chemical Co. As part of the acquisition, Chevron employees retained by Monsanto were able to rollover their account balances from the Chevron 401(k) plans to the Plan. These rollovers were exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.

                                                                 Schedule 1












               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN


                   Item 27a - ASSETS HELD FOR INVESTMENT

                            DECEMBER 31, 1993

               (Filed Under Cover of Form SE June 29, 1994)

                                                                 Schedule 2












               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

       Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT ACQUIRED

                   AND DISPOSED OF WITHIN THE PLAN YEAR

                            DECEMBER 31, 1993

               (Filed Under Cover of Form SE June 29, 1994)

                                                                 Schedule 5














               MONSANTO COMPANY SAVINGS AND INVESTMENT PLAN

              Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1993

               (Filed Under Cover of Form SE June 29, 1994)

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              MONSANTO COMPANY
                              SAVINGS AND INVESTMENT PLAN



                              By:    BARRY BLITSTEIN
                                  --------------------------
                              Barry Blitstein, Chairman
                              Monsanto Company Employee
                              Benefits Plans Committee

June 27, 1994

                                                                    EXHIBIT

                      CONSENT OF INDEPENDENT AUDITORS


MONSANTO COMPANY:

We consent to the incorporation by reference in Monsanto Company's Registration Statement on Form S-8 (No. 33-39707) of our report dated June 27, 1994, appearing in this annual report on Form 11-K of the Monsanto Company Savings and Investment Plan for the year ended December 31, 1993.




                                  DELOITTE & TOUCHE
                                  Deloitte & Touche

St. Louis, Missouri
June 27, 1994

                              EXHIBIT INDEX
                         (SUPPLEMENTAL SCHEDULES)



The following Supplemental Schedules were filed under cover of Form SE on June 29, 1994

1.   Schedule 1:    Item 27a - Assets Held for Investment - December 31, 1993

2.   Schedule 2:    Item 27a - Schedule of Assets Held for Investment Acquired
                    and Disposed of Within the Plan Year

3.   Schedule 5:    Item 27d - Schedule of Reportable Transactions - For the
                    Year Ended December 31, 1993